Exhibit 99.1

2016-12-21

PRESS RELEASE

Oasmia Pharmaceutical Reports Positive Results from Study on Weekly Administration of Apealea® (Paclical®)

Results from a dose-finding study with weekly administration of Apealea (alternatively branded Paclical in some international regions) in patients with metastatic breast cancer are now available

Uppsala, Sweden, December 21, 2016 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today presented positive results from a recently completed dose-finding study of weekly administration of Apealea (Paclical).

The study included 48 patients with metastatic breast cancer that were treated weekly with Apealea (Paclical) starting at 100 mg/m2 and increasing in steps of 10 mg/m2 until 250 mg/m2 was reached. The pre-defined, dose-limiting toxicity as defined in the study protocol was not reached until 250 mg/m2 per week. An overall analysis of all adverse events recorded in the study defined 180 mg/m2 as the level for dose-limiting toxicity. The suggested dose for further development of weekly administration of Apealea is 170 mg/m2.

29 patients continued in a follow-up study for an additional one (1) to 22 weekly cycle(s). Efficacy was assessed through computed tomography in 26 patients: one (1) had complete response, two (2) partial responses, and 23 stable disease. The remaining three (3) patients left the study due to progressive disease. The safety assessments of the follow-up study confirmed the dose of 170 mg/m2 as suitable for further development.

“We are pleased to present results indicating our dosing regime is becoming increasingly accurate and tolerable for patients,” said Margareta Eriksson, Vice President of Clinical Development at Oasmia Pharmaceutical. “This study within the indication of breast cancer, one that affects so many women worldwide, positions Apealea as having significant potential for both patients as well as the physicians who treat them.”

For more information, please contact:

Julian Aleksov, Executive Vice Chairman

Phone: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For Media Inquiries:

Eric Fischgrund

eric@fischtankpr.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.15 CET on December 21, 2016.